

April 13, 2009

Dr. Gilles Chaumillon
Chief Executive Officer
Bio-Solutions Corp.
14517 Joseph Marc Vermette
Mirabel, Québec, Canada
J7J 1X2

> **Re:** **Bio-Solutions Corp.**
> **Registration Statement on Form S-1**
> **Filed March 20, 2009**
> **File No. 333-158129**

Dear Dr. Chaumillon:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed March 20, 2009

Registration Statement Cover Page

1. Include on the cover page all required text, and check any boxes that apply. For example, we note that you omit the box relating to a Rule 415 offering. See Form S-1.

Report of Independent Registered Public Accounting Firm, page 20

2. There appears to be a problem with the electronic formatting of your audit report, which causes text to be cut off in the right margin. Please reformat this document.

Exhibit 5

3. It appears that you may have filed a draft version of your counsel's legal opinion. Please file an executed version.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Annual Report on Internal Control Over Financial Reporting, page 22

4. We note that you have concluded that internal control over financial reporting was not effective at December 31, 2008. Please revise to disclose the following:

- When the material weakness was identified, by whom it was identified, and when the material weakness first began; and

- The impact of the material weakness on your financial reporting and the control environment; management's current plans, if any, to remediate the weakness; and any costs associated with remediation steps.

5. Describe in necessary detail the "compensating procedures and processes" you applied, and make clear how you applied them in each case. We may have additional comments.

Exhibits 31.1 and 31.2

6. We note that you have omitted the portion of paragraph 4 that states you are responsible for establishing and maintaining internal control over financial reporting. Revise your certifications to correspond exactly with the form of certification found in Item 601(b)(31) of Regulation S-K.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Michael J. Muellerleile, Esq.
        (949) 706-1475